FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of:	__August, 2006___________________
Commission File Number:	0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive
North Vancouver, British Columbia
Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   August 15, 2006

MIRAMAR MINING CORPORATION 300-889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780
August 14, 2006	NEWS RELEASE 06-18	MAE - TSE MNG-AMEX

Miramar Mining Reports Earnings for Second Quarter 2006

Quarterly earnings of $1.9 million as a result of a reduction in the future income tax rate for Hope Bay

VANCOUVER -- Miramar Mining Corporation today announced its financial results for the second quarter ended June 30, 2006. For the period, Miramar reported consolidated net earnings of $1.9 million or $0.01 per share compared to a net loss of $0.5 million of $0.00 per share for the same period in 2005. Included in the quarter results is the effect of the reduction in future tax rate changes which were approved on June 6, 2006, by the Canadian Federal Government. Consequently, the Company reduced the tax rate used to calculate future income taxes on its Hope Bay project from 34.1% to 31%, which resulted in a reduction of the future tax liability by $2.7 million. We anticipate this tax rate reduction will have a significant positive impact on the estimated future taxes to be paid in the long-term operating scenarios at Hope Bay and will result in higher after tax cash flows estimates. The Company is currently assessing alternatives for Phase 2 of development of the Hope Bay Project which would follow the proposed Doris North project.

Quarter Highlights

The second quarter saw accomplishments in several areas.

Miramar released its new Hope Bay resource estimates which showed an increase in resources of 40% over last year. The exploration success of 2005 was followed up by a significantly larger campaign for 2006 that set out to determine parameters for assessment for the next phase of production at Hope Bay.

A total of 31,100 metres of drilling was completed during the second quarter focussed on the Madrid deposit and in particular the Suluk zone. Drilling significantly extended the Suluk deposit to the south as well as established continuous mineralization between Suluk and Rand gaps. These and other exploration results can be found on the company’s website at www.miramarmining.com.

Also during the quarter, the company announced two concurrent equity financings for gross proceeds of $95.1 million which consisted of a public offering of 19,200,000 common shares priced at $4.17 per share and a private placement flow through financing of 2,900,000 common shares priced at $5.20 per share. On July 12, 2006 the Company completed the initial closing of these financings. The underwriters also had a 30 day over allotment option related to the common share offering which closed on August 11, 2006 and resulted in gross proceeds of $4.6 million. The proceeds from these financings are not included in the 2nd Quarter results.

Subsequent to the quarter, on July 28, 2006 the Minister of Indian and Northern Affairs Canada (INAC) accepted the Nunavut Impact Review Board’s recommendation that the Doris North Project proceed. Miramar is now in the final phase of permitting for Doris North. Dependent on receipt of all final licences and permits, Miramar hopes to be operating at Doris North in mid 2008.

Financial Results

For the quarter ended June 30, 2006, the Company had earnings of $2.2 million or $0.01 per share compared to a net loss of $0.5 million or $0.00 per share in 2005. Excluding the effect of the future tax rate recovery of $2.7 million the loss in the quarter would have been $0.5 million or $0.00 per share. On June 30, 2006 the Company had consolidated working capital of $52.2 million compared to $64.3 million at the end of 2005 which includes $60.0 million of cash and cash equivalents. This does not include the $99.7 million raised in the equity financing.

See the full Financial Statements and Management’s Discussion and Analysis attached to this news release.

Forward Looking Statements

This press release and the attached financial disclosure contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 including, without limitation, statements relating to Miramar’s strategies, goals and objectives at the Hope Bay project and the expected results of exploration work. Forward looking statements are statements that are not historical facts and are generally but not always, identified by words such as “expects,” “plans,” “anticipates, “believes,” “intends,” “estimates,” “projects,” “potential,” “goal,” “objective,” “strategy,” or variations thereof or similar expressions or statements that events or conditions “will,” “would,” “may,” “could,” or “should” occur.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing in a timely manner and on acceptable terms to fund the planned work; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties, and that commercially viable deposits may not be identified; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in work programs or mine closures; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in this press release and the attached disclosure and in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2005 and Reports on Form 6-K filed with the Securities and Exchange Commission. Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation

For further information contact:

Tony Walsh

President & CEO

Miramar Mining Corporation

Tel: (604) 985-2572              Fax: (604) 980-0731

Toll Free: 1-800-663-8780

Email: info@miramarmining.com

Consolidated Financial Statements of

MIRAMAR MINING CORPORATION

Periods ended June 30, 2006 and 2005

MIRAMAR MINING CORPORATION Consolidated Balance Sheets (Expressed in thousands of Canadian dollars) June 30, 2006 and December 31, 2005
	2006 (unaudited)	2005

Assets

Current assets:
Cash and cash equivalents	$60,007	$48,723
Short term investments	-	20,000
Accounts receivables	1,870	1,135
Inventory	5,522	4,782
Prepaid expenses	729	355
	68,128	74,995
Power credits	1,363	1,557
Property, plant and equipment (note 3)	6,100	5,569
Mineral properties (note 4)	189,043	170,817
Cash collateral deposits	15,069	14,980
Investment in Northern Orion Explorations Ltd.	8,505	8,505
Other assets	1,453	1,574

	$289,661	$277,997

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$10,221	$4,748
Current portion of site reclamation and closure costs (note 5)	6,041	5,947
	16,262	10,695
Deferred gain	1,363	1,557
Provision for site reclamation and closure costs (note 5)	12,422	14,536
Future income tax liability	26,797	22,801
	56,844	49,589

Shareholders’ deficiency:
Share capital (note 6)	437,069	433,990
Contributed surplus	8,395	6,846
Deficit	(212,647)	(212,428)
	232,817	228,408

	$289,661	$277,997

See accompanying notes to consolidated financial statements.

August 11, 2006	Page 1

MIRAMAR MINING CORPORATION
Consolidated Statements of Operations and Deficit

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and six month periods ended June 30, 2006 and 2005

	3 months ended June 30,		6 months ended June 30,
	2006 (unaudited)	2005 (unaudited)	2006 (unaudited)	2005 (unaudited)

Expenses:
Depreciation, depletion, and accretion	340	241	475	599
General and administration	516	489	1,057	921
Salaries	295	271	728	585
Professional Services	319	71	547	121
Investor Relations	65	94	97	189
Interest and penalties	384	137	502	137
Stock-based compensation	40	250	2,509	1,125
Foreign exchange	2	-	42	-
Severances	608	-	1,328	-
	2,569	1,553	7,285	3,677

Loss from operations before undernoted	(2,569)	(1,553)	(7,285)	(3,677)

Other
Interest income	$780	$309	$1,476	$490
Other income (note 7)	330	305	1,861	1,123
Equity loss	-	(31)	-	(216)

Loss before income taxes	(1,459)	(970)	(3,948)	(2,280)

Income tax recovery:
Current	84	103	14	56
Future	3,281	386	3,715	606
	3,365	489	3,729	662

Earnings (loss) for the period	$1,906	$(481)	$(219)	$(1,618)

Deficit, beginning of the period	(214,553)	(202,574)	(212,428)	(201,437)

Deficit, end of the period	$(212,647)	$(203,055)	$(212,647)	$(203,055)

Basic and diluted earnings (loss) per share	$0.01	$(0.00)	$(0.00)	$(0.01)

Weighted average number of common shares	189,231,868	159,780,764	188,134,331	159,777,813

See accompanying notes to consolidated financial statements.

August 11, 2006	Page 2

MIRAMAR MINING CORPORATION
Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)

For the three and six month periods ended June 30, 2006 and 2005

	3 months ended June 30,		6 months ended June 30,
	2006 (unaudited)	2005 (unaudited)	2006 (unaudited)	2005 (unaudited)

Cash provided by (used in):

Operations:
Earnings (loss) for the year	$1,906	$(481)	$(219)	$(1,618)
Items not involving cash:
Depreciation, depletion and accretion	340	241	475	599
Gain on sale of other assets	(330)	-	(1,861)	-
Equity loss	-	31	-	216
Stock based compensation	40	250	2,509	1,125
Future income taxes	(3,281)	(386)	(3,715)	(606)
Other	(142)	(107)	357	18
Changes in non-cash working capital:
Accounts receivable	(556)	(270)	(735)	352
Inventory	(503)	28	(740)	82
Prepaid expenses	266	305	(374)	(667)
Accounts payable and accrued liabilities	3,413	675	5,223	(1,413)
Payments made on site reclamation	(1,344)	(2,083)	(2,410)	(4,617)
	(191)	(1,797)	(1,490)	(6,529)

Investments:
Expenditures on plant, equipment and deferred exploration	(10,679)	(5,901)	(14,85)	(8,825)
Purchase of securities	-	(450)	-	(500)
Proceeds on sale of assets, net	330	-	2,034	10,077
Purchase of collateral deposits, net	(84)	163	(89)	163
Maturity of short-term investments	27,126	-	20,000	-
	16,693	(6,188)	7,080	915

Financing:
Deferred finance costs	(159)	-	(159)	-
Issue of common shares for cash	3,979	4	5,853	(8)
	3,820	4	5,694	(8)

Increase (decrease) in cash and cash equivalents	20,322	(7,981)	11,284	(5,622)

Cash and cash equivalents, beginning of the period	39,685	32,574	48,723	30,215

Cash and cash equivalents, end of the period	$60,007	$24,593	$60,007	$24,593

Supplementary information:
Income taxes paid	-	47	-	62

Non-cash investing and financing activities:
Fair value of stock options exercised	1,756	-	2,518	-
Stock-based compensation included in deferred exploration	326	94	1,558	710
Recognition of future income tax liabilities to mineral properties	769	-	2,420	-

See accompanying notes to consolidated financial statements.

August 11, 2006	Page 3

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements (unaudited)

(Tabular dollar amounts expressed in thousands of Canadian dollars)

For the three and six month periods ended June 30, 2006 and 2005

1.	Interim Financial Statements:

These unaudited interim consolidated financial statements of Miramar Mining Corporation (the “Company”) have been prepared in accordance with the accounting principles and methods of application disclosed in the consolidated financial statements for the year ended December 31, 2005. These interim consolidated financial statements as at June 30, 2006 and for the three and six months ended June 30, 2006 and 2005 are unaudited; however they reflect all adjustments necessary for a fair presentation of the results for the interim periods presented. Certain of the comparative figures have been reclassified to conform to the current period presentation.

These financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and accordingly the financial statements should be read in conjunction with the consolidated financial statements and notes thereto contained in the Company’s annual report for the year ended December 31, 2005.

2.	Related parties:

The Company owns 7.6% of Maximus Ventures Ltd (“Maximus”), a company related by virtue of common directors. The Company supplied services on a cost recovery basis to Maximus totalling $0.2 million during the six month period ended June 30, 2006 (2005 - $0.3 million). Transactions with related parties are recorded at their exchange amount which is the amount of consideration received as established and agreed to by the Company and Maximus.

3.	Property, plant and equipment:

			June 30, December 31, 2006 2005
	Cost	Accumulated depreciation and depletion	Net book value	Net book value

Mine plant and equipment	$118,050	$115,923	$2,127	$2,105
Exploration equipment	2,513	446	2,067	1,614
Construction in progress	1,290	-	1,290	1,217
Computer equipment	1,374	921	453	505
Leasehold and office equipment	595	432	163	128

Total	$123,822	$117,722	$6,100	$5,569
August 11, 2006 Page 4

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements (unaudited)

(Tabular dollar amounts expressed in thousands of Canadian dollars)

For the three and six month periods ended June 30, 2006 and 2005

4.	Mineral properties:
The following is a summary of exploration and development costs incurred to June 30, 2006 and 2005:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Balance at beginning of period	$ 177,748	$ 155,037	$ 170,817	$ 160,003

Additions in the period:
Drilling	3,462	1,801	4,193	2,270
Sample analysis	307	184	333	206
Personnel and contracts	1,472	990	2,219	1,537
Stock-based compensation	326	95	1,558	710
Supplies and equipment	859	281	1,032	483
Other exploration costs	193	80	537	291
Title and claim management	79	16	89	306
Transportation and freight	1,490	625	2,268	1,039
Camp and infrastructure	1,051	512	1,318	704
Environmental and permitting	1,033	1,159	1,609	1,550
Feasibility and studies	254	117	650	222
Future income taxes related to the above	769	-	2,420	-
	11,295	5,860	18,226	9,318
Disposition of mineral property	-	-	-	(8,424)

Balance at end of period	$ 189,043	$ 160,897	$ 189,043	$ 160,897

5.	Site reclamation and closure:
The following is a reconciliation of the changes in the provision for site reclamation and closure during the period:

Balance, beginning of period	$ 20,483
Site closure and reclamation costs incurred	(2,410)
Accretion expense	390
Balance, end of the period	$ 18,463
Allocated between:
Current portion	$ 6,041
Non-current portion	12,422

$ 18,463

August 11, 2006	Page 5

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements (unaudited)

(Tabular dollar amounts expressed in thousands of Canadian dollars)

For the three and six month periods ended June 30, 2006 and 2005

6.	Share Capital:
(a)	Authorized:
500,000,000 common shares without par value.
(b)	Issued:

	Common Shares
	Number of shares	Amount
Balance, December 31, 2005	186,301,430	$ 433,990

Issued:
Future income tax effect of flow through shares	-	(5,292)
On exercise of warrants	128,100	263
On exercise of stock options	1,110,221	2,373

Balance, March 31, 2006	187,539,751	$ 431,334

Issued:
On exercise of warrants	175,680	360
On exercise of stock options	2,283,827	5,375

Balance, June 30, 2006	189,999,258	$ 437,069

(c)	Stock options:

At June 30, 2006, the Company had stock options outstanding as follows:

	Shares options	Average exercise price

Outstanding, December 31, 2005	7,449,684	1.87
Granted	3,054,842	2.76
Exercised	(3,394,048)	1.54
Forfeited or expired	(488,600)	1.53

Outstanding, June 30, 2006	6,621,878	$2.47

The stock-based compensation costs reflected in the consolidated financial statements were estimated using the Black-Scholes option pricing model with the following weighted average assumptions: a risk-free interest rate of 3.84%, a dividend yield 0%, an expected volatility of 60% and expected lives of stock options of 5.0 years. The weighted average fair value of options granted and vested in 2006 was $1.45.

August 11, 2006	Page 6

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements (unaudited)

(Tabular dollar amounts expressed in thousands of Canadian dollars)

For the three and six month periods ended June 30, 2006 and 2005

As at June 30, 2006, 6,163,878 options were fully vested and expire as follows:

Expiration year	Number	Exercise price
2006	26,300	$ 1.22
2007	183,000	1.22
2008	773,676	1.88
2009	1,732,854	3.18
2010	1,198,206	1.30
2011	2,249,842	2.80

(d) Warrants and brokers compensation options:
At June 30, 2006, the Company had warrants and brokers’ compensation options outstanding and exercisable as follows:
	Warrants	Average
	and options	exercise price

Outstanding, December 31, 2005	18,866,000	$2.74
Exercised	(303,780)	2.05

Outstanding, June 30, 2006	18,562,220	$2.75

7.	Financial instruments:

The fair value of other assets and the fair value of the investment in Sherwood Copper Corporation (“Sherwood”) at June 30, 2006,

based on the quoted market value, are as follows:

Carrying	Fair
value	value

Investment in Sherwood	$-	$6,971
Other assets	37	1,105

During the six months ended June 30, 2006, the Company sold 751,300 shares of Sherwood for a gain of $1.1 million, and shares of other asset investments for a gain of $0.7 million.

August 11, 2006	Page 7

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements (unaudited)

(Tabular dollar amounts expressed in thousands of Canadian dollars)

For the three and six month periods ended June 30, 2006 and 2005

8.	Subsequent event:

On June 26, the Company entered into two concurrent equity underwriting agreements comprised of a public offering for 19,200,000 common shares at $4.17 per share and a private placement of 2,900,000 flow-through shares at $5.20 per share for total gross proceeds of $95.1 million.

Subsequent to the quarter, and on July 12, 2006, the Company completed the initial closing of these two financing agreements which provided gross proceeds of a total of approximately $95.1 million. As part of the public offering, the underwriters had an over-allotment option (the “Over-Allotment Option”) and on August 11, 2006 the underwriters partially exercised the Over-Allotment Option by purchasing 1,113,000 common shares for additional gross proceeds of approximately $4.6 million. As required by the private placement flow through agreement, the Company must incur Canadian exploration expenditures as defined by the Income Tax Act (Canada) totalling approximately $15 million by December 31, 2007.

August 11, 2006	Page 8

MIRAMAR MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) provides an analysis of the financial results of Miramar Mining Corporation (the “Company”) for the three months and six month periods ended June 30, 2006 and compares them with the same periods in the previous year. In order to better understand the MD&A, it should be read in conjunction with the annual consolidated financial statements and related notes. The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and expressed in thousands of Canadian dollars, except per share amounts. This MD&A is dated as of August 11, 2006. All amounts are expressed in Canadian dollars, except as otherwise indicated.

OVERVIEW

The Company’s mining and exploration assets are primarily gold assets in the Canadian Arctic. The Company has developed considerable experience in operations, exploration and logistics in the Canadian Arctic where the Company has focused its activities for more than ten years. In 2004, the Company determined that gold production was no longer economically viable at its Con and Giant mines in Yellowknife, Northwest Territories and terminated all mining activities. Since then, the Company’s business is focused on the exploration and development of the Hope Bay gold mineral project in Nunavut. The Hope Bay project is 100% owned by the Company, extends over 1,000 square kilometers and the Company believes the property encompasses one the most prospective undeveloped greenstone belts in Canada. The belt contains a number of significant gold deposits including the Doris North Project which is anticipated to become the first new gold mine in Nunavut.

The Company’s goal is to become an intermediate gold producer through the phased development of the Hope Bay gold project. Historically, the Company planned to implement its strategy in three phases:

Phase 1: Short-term: Development of a small scale, high return gold mine at Doris North with the objective of generating significant cash flow, after capital payback, to advance the subsequent phases while minimizing equity dilution. A feasibility study on the Doris North deposit prepared in early 2003 concluded a two year mine at Doris North was feasible, which could produce approximately 155,000 ounces of gold per year.

Phase 2: Medium-term: To extend and expand production levels by developing the higher grade, more accessible upper portions of the Boston, Doris Central and Madrid deposits, with a target production level of approximately 250,000

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MIRAMAR MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

to 300,000 ounces of gold per annum, generating the cash flow necessary to proceed with phase three.

Phase 3: Longer-term: To further expand gold production by developing other areas of the Madrid deposit and the remainder of the Boston and Doris deposits, to a sustained level in the range of 350,000 to 400,000 ounces of gold per annum.

Phases 2 and 3 are based on conceptual plans which depend on future positive mine engineering and geological, economic and mine engineering studies as well as permitting and regulatory approval.

With respect to Phase 2, recent internal studies have indicated that there may be opportunities for larger scale production at the Hope Bay Project. During 2006, the Company will conduct initial drilling and studies to determine whether there is potential to replace the historical Phase 2 with a larger scale operation centered on the northern part of the Madrid deposit (the “Large Pit Concept”). The Company envisages the Large Pit Concept would incorporate high-grade feed from the Doris and Boston deposits and move the Hope Bay Project directly to large scale production after Phase 1 at Doris North. In 2006, the Company expects to complete the work necessary to determine whether to continue with the historical Phase 2 approach or to plan for the Large Pit Concept.

In parallel with these development oriented activities, the Company intends to continue its exploration efforts at Hope Bay with the objective of discovering new deposits which could contribute to a sustained intermediate production profile, while also conducting grassroots exploration alone and in cooperation with strategic partners to identify longer term opportunities.

To achieve these objectives, the Company needs to successfully complete, among other things, the current permitting process for the Doris North project, complete a positive feasibility study for the Phase 2 expansion, complete financing for mine construction, successfully construct and place into production the Doris North deposit, complete development and permitting of the Boston, Doris and Madrid deposits and identify additional resources.

August 11, 2006                           2

MIRAMAR MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

Second Quarter Highlights

•	On April 20, 2006, the Company released an update to its resources at Hope Bay which increased the total by 2.6 million ounces or 40% over the prior year’s calculation.
•	A total of 31,109 meters of exploration drilling was completed during the second quarter focused largely in the Madrid deposit area.
•

On May 25, significant exploration results in the Suluk deposit within the Madrid area were announced which include a shallow intercept in hole 06PMD 416 that returned 13.4 g/t over 29.8 meters. In addition, other significant drill results were successful in extending mineralization in key gaps between the Suluk and Rand deposits.

•

On June 20, further significant drill results at Suluk were announced which include hole 06PMD 427 which intercepted 3.2 g/t over 164 meters and hole 06PMD 428 which intercepted 9.1 g/t over 38.3 meters.

•

On June 26, the Company entered into two concurrent equity underwriting agreements comprised of a public offering for 19,200,000 common shares at $4.17 per share and a private placement of 2,900,000 flow-through shares at $5.20 per share for total gross proceeds of $95.1 million. On July 12, 2006, the Company completed the initial closing of the two equity underwriting agreements which provided gross proceeds of a total of $95.1 million. As part of the public offering, the underwriters had an over-allotment option (the “Over-Allotment Option”) and on August 11, the underwriters partially exercised the Over-Allotment Option by purchasing 1,113,000 common shares for additional gross proceeds of approximately $4.6 million.

•

Consolidated earnings of $1.9 million or $0.01 per share, including a future tax recovery of $2.7 million as a result of a reduction in the future income tax rates which were substantially enacted by Canadian federal government on June 6, 2006.

•

Subsequent to the quarter, on July 28, 2006 the Minister of Indian and Northern Affairs Canada accepted the Nunavut Impact Review Board (“NIRB”) recommendation that the Doris North project proceed to the permitting process. The next step in the process is for NIRB to finalize the terms and conditions of the project and issue a project certificate.

EARNINGS AND CASH FLOW

For the quarter ended June 30, 2006, the Company had earnings of $1.9 million or $0.01 per share compared to a net loss of $0.5 million or $0.00 per share in the same period in 2005. Included in the results of second quarter of 2006 is the effect of the future tax rate changes which were approved on June 6, 2006, by the Canadian federal government. Consequently, the Company reduced the tax rate used to calculate future income taxes from 34.1% to 31%, which

August 11, 2006                           3

MIRAMAR MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

resulted in a reduction of the future tax liability by $2.7 million. This reduction has been recognized as a future tax recovery in the statement of operations in the period; without this recovery the loss in the quarter would have been $0.8 million or $0.00 per share.

For the six month period ended June 30, 2006 , the Company had a loss of $0.2 million; excluding the future tax recovery discussed above, the loss was $2.9 million or $0.01 per share compared to a loss of $1.6 million or $0.01 per share in the same period in 2005. In the first six month period in 2006, the increased loss resulted largely from an increase in stock based compensation expense and severance costs partially offset by higher income of $1.7 million from interest and the sale of other assets. Stock-based compensation of $2.5 million was $1.4 million more than the expense in 2005 due to higher fair value estimate per option granted in 2006 compared to 2005 and an increase in the number of options granted in 2006. Severance costs in 2006 were $1.3 million and there were no similar costs in the same six month period in 2005.

Selected Financial Data

The following tables summarize total revenue loss and loss per share over the last eight fiscal quarters (in thousands of dollars except per share amounts).

	2006	2006	2005	2005
	Q2	Q1	Q4	Q3
Total Revenue	$1,109	$2,228	$375	$578
Loss	$1,906	$(2,125)	$(8,348)	$(1,025)
Per Share	$0.01	$(0.01)	$(0.05)	$(0.01)

	2005	2005	2004	2004
	Q2	Q1	Q4	Q3
Total Revenue	$614	$999	$1,670	$2,570
Loss	$(481)	$(1,137)	$(12,278)	$(6,259)
Per Share	$(0.00)	$(0.01)	$(0.07)	$(0.04)

August 11, 2006                           4

MIRAMAR MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATIONS OVERVIEW

Operating Costs

During the second quarter of 2006, general and administrative expenses, salaries, professional services, investor relations and other costs totaled $1.6 million compared to $1.1 million in the second quarter of 2005. The increase in 2006 resulted largely from higher professional services for internal audit consulting for regulatory compliance ($0.1 million) and more activity requiring legal services ($0.1 million) and interest and penalties ($0.3 million) for potential expenses which may result from the charges laid in relation to the 2004 fuel spill which occurred at Hope Bay. Stock-based compensation of $40,000 in the second quarter of 2006 compared to $0.25 million in the second quarter of 2005 reflects a timing difference in the grant of options in 2006; for more detailed discussion on the stock-based compensation expense, see the paragraph below on the year-to-date analysis. Depreciation, depletion and accretion expense in the second quarter of 2006 was $0.3 million compared to $0.2 million in the same period of 2005. In the second quarter of 2006, severance costs were $0.6 million, which included the estimated contractual termination costs for an employee and a market-to-market adjustment on the fair value of certain options granted to a former employee to purchase certain common shares owned by the Company.

For the six month period ended June 30, 2006, general and administrative expenses, salaries, professional services, investor relations and other costs totaled $2.9 million compared to $2.0 million in the same period of 2005. The increase in 2006 resulted from largely from higher expenses as discussed above, higher salaries and higher travel activity. Stock-based compensation was $2.5 million year to date in 2006 compared to $1.1 million in the same period of 2005; the increase of $1.4 million reflects an increase in the fair value of the options granted and an increase in the number of shares granted or vested period over period. The Company estimated the average fair value per share option in 2006 to be $1.50 for stock-based compensation included in the statement of operations compared to an average fair value per share option of $0.74 in the same period of 2005. This change in fair value resulted in an increased expense of approximately $1.3 million. In addition, the Company granted and vested approximately 152,000 more stock options in 2006 than in 2005 which resulted in an increased expense of approximately $0.1 million. Depreciation, depletion and accretion expense in the first six month period of 2006 was $0.5 million compared to $0.6 million in the same period of 2005. In the first six months of 2006, severance costs were $1.3 million, which included an additional accrued amount for terminated employees at the Yellowknife mines, the estimated contractual termination costs for an employee and a market-to-market adjustment on the fair value of certain options granted to a former employee to purchase certain common shares owned by the Company; there were no similar costs in the same period in 2005.

August 11, 2006                           5

MIRAMAR MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

Other

Interest income for the three months period ended June 30, 2006 was $0.8 million compared to $0.3 million in the same period of 2005; interest income was higher in 2006 due to higher cash balances and higher realized interest rates. Other income was $0.3 million for the second quarter of 2006 resulting from a gain on the sale of common shares in Sherwood Copper Corporation (“Sherwood”). For the same period in 2005, other income was $0.3 million which included management fees received from the Department of Indian and Northern Affairs (“DIAND”) for services provided for the Giant Mine. No such management fees have been earned in 2006.

Interest income for the six months ended June 30, 2006 was $1.5 million compared to $0.5 million in the same period of 2005; as discussed above interest income was higher in 2006 due to higher cash balances and higher realized interest rates. Other income was $1.9 million for the first six months of 2006 and includes a gain on the sale of shares in Sherwood and American Gold Capital Corporation. For the same period in 2005, other income was $1.1 million which included management fees received from the DIAND for services provided for the Giant Mine, a fee for services provided to Sherwood and a gain on the sale of the Back River mineral property option.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as well as the reported expenses during the reporting period. Such estimates and assumptions affect the determination of the potential impairment of long-lived assets, estimated costs associated with reclamation and closure of mining properties, and assumptions in determining stock-based compensation and future income taxes. Management re-evaluates its estimates and assumptions on an ongoing basis; however, due to the nature of estimates, actual amounts could differ. The most critical accounting policies upon which the Company depends are those requiring estimates of gold reserves and resources and future recoverable gold ounces and assumptions of future gold prices.

Accounting for Exploration and Development Cost

Exploration expenditures related to mineral properties are deferred only if it is probable that these costs will be recovered from future operations. The carrying values of the mineral properties are

August 11, 2006                           6

MIRAMAR MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

assessed at the balance sheet date to determine whether any persuasive evidence exists that the properties may be permanently impaired. The Company’s progress in its development activities towards its planned operations is a key factor to be considered as part of the ongoing assessment of the recoverability of the carrying amount of capital assets and deferred exploration and development costs. If there is persuasive evidence of impairment, the asset is written down to its estimated net recoverable value. Deferred acquisition, exploration and development expenditures totaled $189.0 million for Hope Bay at June 30, 2006.

Asset Retirement Obligation

Asset retirement obligations are the estimated costs associated with mine closure and reclamation and recorded as a liability at fair value. The liability is accreted over time through periodic charges to operations. In addition, the asset retirement cost is capitalized as part of the asset’s carrying value at its initial discounted value and is amortized over the asset’s useful life. In the event the actual cost of reclamation exceeds the Company’s estimates, the additional liability for retirement and remediation costs may have an adverse effect on the Company’s future results of operations and financial condition.

The asset retirement obligation for the Con Mine is comprised of two components (1) processing of historic mill roaster tailings (arsenic contained within this material is rendered inert by a process which utilizes the pressure oxidation circuit); and, (2) site closure and monitoring activities, including building removal, capping of mine openings, restoration of tailings areas, water treatment and post-closure monitoring. Although the ultimate amount to be incurred is uncertain, the fair value of the liability for retirement and remediation has been estimated to be $17.2 million. As required by regulatory policies and GAAP, cost estimates include contractor markups, provision for administration and engineering, provision for a market risk premium, and a provision for contingencies. However, the Company expects to use its employees wherever possible to complete the reclamation activities, which could reduce actual costs below the accrued liability. The Company has $10.7 million on deposit in the reclamation security trusts. The Company has committed the proceeds from any assets sales at the Con Mine to the Con Mine reclamation security trusts and the funds in the trusts will be applied to, in part, offset the reclamation costs as they are incurred. For purposes of determining the fair value of the obligation a discount rate of 9.8%, an inflation factor of 2.0% and a market risk premium of 8% have been applied.

Key assumptions in estimating the assets retirement obligation for the Con Mine include: that historic mill roaster tailings are milled in 2006 and processed in 2007 and final wash down and

August 11, 2006                           7

MIRAMAR MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

treatment of storage pits is completed in 2006; that the final abandonment and restoration plan is approved and other site closure activities commence in 2007; that all buildings are removed and mine openings capped; that the site is restored to the standard acceptable for industrial-use property; and water treatment and monitoring continues post-closure for a period of 25 years.

Key assumptions in estimating the asset retirement obligation for the Hope Bay exploration camps include removal of exploration camps, reclamation of site pad and infrastructure, placement of surface stored waste rock underground at Boston and re-vegetation as needed. The estimate of the cost, based on contractor rates is at $1.3 million.

Stock-based Compensation

Stock-based compensation is accounted for using the fair value based method. Under the fair value based method, compensation cost is measured at fair value of the options at the date of grant and is expensed over the vesting period of the award. The Company estimates the fair value using the Black-Scholes option pricing model. The key assumptions used in the first six months of 2006 were: a risk-free interest rate of 3.84%, a dividend yield of 0%, an expected volatility of 60% and expected lives of stock options of 5 years. The weighted average fair value of options granted and vested in 2006 was $1.45 per share option.

EXPLORATION AND DEVELOPMENT ACTIVITIES

The focus for the Company continues to be on the Hope Bay project. The Company is committed to a strategy of advancing the Hope Bay project to a production decision while continuing to expand gold resources. The staged development strategy will focus first on the high grade gold Doris North project, with the goal of generating cash flow to pay for mining infrastructure and to fund the subsequent development of a bulk tonnage operations at Madrid and a satellite mining operation at the Boston deposit which is over 50 kilometers south of the Doris North deposit area. The Company’s strategy is to establish Doris North as the infrastructure centre for the entire Hope Bay project, minimizing the capital requirements and optimizing the return on future deposit development. The Company’s exploration strategy will focus on expanding and increasing the confidence level of existing deposits and on continued exploration for new gold resources in order to support a sustained intermediate production profile. The Company will continue to conduct grassroots exploration alone and in cooperation with strategic partners on selected portions of the Hope Bay claim groups, when possible. To achieve these objectives, the Company needs to successfully complete the current regulatory process for the Doris North project, complete a positive feasibility study for the Phase 2 operation, complete financing for mine construction,

August 11, 2006                           8

MIRAMAR MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

successfully construct and place into production the Doris North deposit, complete development of the Boston, Doris and Madrid deposits and identify additional resources.

In the first quarter of 2006, programs at Hope Bay were approved which total approximately $29 million and are designed to complete approximately 55,000 meters of drilling with the objective to continue to expand and extend existing deposits and to explore for new deposits. Activity in 2006 will focus on delivering technical and economic studies (“TES”) on the next phase of mine development and investigating the opportunity for larger scale mine production. Additionally, approximately $3.1 million has been budgeted to continue to advance the Doris North Project through the permitting and regulatory phase by year end.

The Hope Bay exploration camp was re-opened in late February and the season’s drilling activity was commenced on March 11, 2006. By the end of June, a total of 36,758 meters of drilling had been completed. Drilling activities were focused largely at the Naartok deposit which is in the Madrid deposit area; to the end of June a total of 26,325 meters has been drilled at Naartok. Other drill targets were at Boston, Doris and other deposits within Madrid, where 2,636, 3,114 and 4,683 meters respectively were drilled. The bulk of the drilling was directed toward the ongoing aggressive resource expansion program which will generate information for the TES to support the next phase of development of Hope Bay.

The results of exploration activities were successful in identifying and extending the mineralization on the deposits and reporting in two exploration press releases dated May 25, 2006 and June 20, 2006; significant results include:

•

Naartok East. Hole 06PMD448 was drilled targeting the Naartok East deposit approximately 100m from 2005 drill hole 05PMD328 which returned 11.6 g/t Au over 66.5m and approximately 65m from hole 05PMD274 which encountered 9.8 g/t over 64.2m; hole 06PMD448 encountered 9.31 g/t Au over 93.5m; one narrow (0.3m) high grade sample from hole 06PMD448 was reduced from 918 g/t (26 ounces per ton) to 200 g/t for composite averaging. The true width is estimated to be approximately 75% of core length.

•

Rand/Naartok East Gap. Drilling was successful in demonstrating fairly continuous mineralization along what appears to be an extension of the “Z” lens which makes up the bulk of the mineralization at Naartok West. Some significant results to date include 3.2 g/t gold over 41.5m, 3.6 g/t gold over 19.1m and 20.8 g/t Au over 17.8m. Assay results for a number of holes are pending.

August 11, 2006                           9

MIRAMAR MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

•

Madrid Exploration. An exploration hole drilled 250m beyond historical drilling at Naartok East intersected 0.8 g/t over 22m and confirmed the Naartok East horizon is altered and mineralized and has significant exploration potential.

On April 20, 2006, the Company reported its revised resource calculation incorporating the results of the successful exploration activities in 2005 on the Hope Bay project which increased the total resources by 2.6 million ounces, or 40%. Given the identification of potential for a large open pit concept at the Madrid deposit area, the Company was able to reduce the cutoff grade applied to those resources, which in part led to the reported increase. However, using the same cutoff grades as in 2004, more than one million ounces were added to the total resources. On June 22, 2006, the Company released the results of an independent technical review on the internally calculated resources at Hope Bay as a result of the increases in the Madrid deposit area. The tables below summarize the reported resources at December 31, 2005 as set forth in this independent technical report completed by Watts, Griffith and McOuat Limited (“WGM”).

HOPE BAY INDICATED MINERAL RESOURCES AT DECEMBER 31, 2005

Area/Deposit/Zone	Indicated		Cutoff g Au/t	Contained Ounces Au (2)
	Tonnes	g Au/t
Madrid Deposit Area
Naartok East (1)	6,825,000	4.2	2	915,000
Naartok West (1)	5,023,000	4.3	2	699,000
Rand (1)	1,379,000	3.2	2	143,000
Suluk	1,125,000	4.2	2	153,000
South Patch	N/A			N/A
South of Suluk	N/A	N/A		N/A
Subtotal Madrid	14,352,000	4.1		1,909,000
Doris Deposit
Doris Hinge (3)	345,000	34.7	8	385,000
Doris North/Connector	N/A
Doris Central	824,000	12.9	5	341,000
Doris Pillars	N/A	N/A		N/A
Subtotal Doris	1,169,000	19.3		726,000
Boston Deposit
Boston B2	1,949,000	11.4	4	713,000
Boston B3/B4	363,000	7.3	4	85,000
Subtotal Boston	2,312,000	10.7		798,000
Total Indicated (4)	17,834,000	6.0		3,433,000

(1) Audited by WGM.

(2) Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits mineralization that does not constitute “reserves” to be reported only as in place tonnage and grade.

(3) Inferred Mineral Resources are reported in addition to Indicated Mineral Resources.

(4) Numbers may not add up exactly due to rounding.

August 11, 2006                           10

MIRAMAR MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

HOPE BAY INFERRED MINERAL RESOURCES AT DECEMBER 31, 2005

Area/Deposit/Zone	Inferred		Cutoff g Au/t	Contained Ounces Au (2)
	Tonnes	g Au/t
Madrid Deposit Area
Naartok East (1)	7,157,000	3.7	2	847,000
Naartok West (1)	3,755,000	4.0	2	482,000
Rand (1)	3,860,000	2.8	2	352,000
Suluk	14,560,000	4.0	2	1,890,000
South Patch	227,000	22.5	7	164,000
South of Suluk	573,000	9.8	6	180,000
Subtotal Madrid	30,132,000	4.0		3,915,000
Doris Deposit
Doris Hinge	28,000	10.0	8	9,000
Doris North/Connector	1,270,000	13.9	5	569,000
Doris Central	73,000	12.8	5	30,000
Doris Pillars	263,000	18.6	5-7	158,000
Subtotal Doris	1,634,000	14.5		766,000
Boston Deposit
Boston B2	995,000	9.1	4	292,000
Boston B3/B4	1,437,000	9.7	4	449,000
Subtotal Boston	2,431,000	9.5		741,000
Total Inferred (3)(4)	34,197,000	4.9		5,421,000
(1) Audited by WGM.

(2) Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits mineralization that does not constitute “reserves” to be reported only as in place tonnage and grade.

(3) Inferred Mineral Resources are reported in addition to Indicated Mineral Resources.
(4) Numbers may not add up exactly due to rounding.

The Company reports a Probable Mineral Reserve of 458,200 tonnes grading 22 grams Au/t for the Doris Hinge zone which is included in the Indicated Mineral Resource. Dilution of 39% and mining recovery of 95% have been applied. The Probable Mineral Reserve was estimated during the course of a Feasibility Study carried out by Steffen Robertson and Kirsten (Canada) Inc. on the Doris North Project in 2002.

The minor difference between the WGM resource and the internally calculated resource for Madrid is due to incorporation of a new iteration using more conservative parameters.

In the second quarter of 2006, the Company continued to advance studies which include alternative mining concepts which will assess the optimal mining and milling capacity for the next phase of development at Hope Bay. The two scenarios under consideration are: a) an underground focused option which has targeted production of approximately 350,000 ounces of gold annually, and b) the larger scale Large Pit Concept at Madrid with satellite underground deposits at Boston and Doris. These technical and economic studies area targeted to be completed by the end of 2006.

August 11, 2006                           11

MIRAMAR MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company continues to work towards obtaining permits and licenses for the Doris North project. On March 6, 2006, Nunavut Impact Review Board (“NIRB”) issued its final hearing report recommending to the Minister of Indian and Northern Affairs Canada that the Doris North Project should proceed. On July 28, 2006, the Minister of Indian and Northern Affairs Canada accepted the NIRB recommendation. The next step in the process is for NIRB to finalize the terms and conditions of the project and issue a project certificate. The Company will then embark on obtaining the permits and licenses which are required to begin mine construction. The Company continues to expect that the permitting process will proceed in a manner which will allow the Company to ship construction materials to the site in 2007. Depending on the outcome and timing of the permitting process, the Company could ship the necessary construction materials to site in the summer of 2007, complete mine construction during first half of 2008 and production would commence in mid-2008.

CAPITAL PROGRAMS

During the second quarter of 2006, the Company had capital expenditures of $11.3 million for exploration and project activities at Hope Bay and $0.4 million for property, plant and equipment compared to expenditures in the second quarter of 2005 of $5.9 million for exploration and project activities at Hope Bay and $0.1 million for property, plant and equipment.

During the first six months of 2006, the Company had capital expenditures of $18.2 million for exploration and project activities at Hope Bay and $0.5 million for property, plant and equipment compared to expenditures in the same period of 2005 of $9.3 million for exploration and project activities at Hope Bay and $0.2 million for property, plant and equipment.

FINANCING AND LIQUIDITY

At June 30, 2006, the Company had consolidated working capital of $52.2 million compared to $64.3 million at the end of 2005. At June 30, 2006, the Company had $60.0 million of cash and cash equivalents compared to $68.7 million of cash and cash equivalents and short term investments at December 31, 2005. At June 30, 2006, the Company also had $15.1 million in cash collateral deposits for reclamation bonds which are classified outside of working capital.

On June 26, 2006 the Company entered into two concurrent equity underwriting agreements comprised of a public offering for 19,200,000 common shares at $4.17 per share and a private placement of 2,900,000 flow-through shares at $5.20 per share for total gross proceeds of $95.1 million. Subsequent to the quarter, on July 12, 2006, the Company completed the initial closing

August 11, 2006                           12

MIRAMAR MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

of these two financing agreements which provided gross proceeds of a total of $95.1 million. As part of the public offering, the underwriters had an over-allotment option (the “Over-Allotment Option”) exercisable for a period of 30 days following the initial closing and on August 11, 2006 the underwriters partially exercised the Over-Allotment Option by purchasing 1,113,000 common shares for additional gross proceeds of approximately $4.6 million. As required by the private placement flow through agreement, the Company must incur Canadian exploration expenditures as defined by the Income Tax Act (Canada) totaling approximately $15 million by December 31, 2007. The Company proposes to use the proceeds from these financings to, in large part, continue development of the Hope Bay project, including in-fill drilling programs on the current known resources, exploration drilling programs with the objective of identifying new resources, geotechnical studies and drilling to define infrastructure-related parameters, and feasibility and environmental studies for the next phase of development.

The Company believes it has sufficient cash resources and liquidity to sustain its planned activities in 2006. The future exploration and development of the Hope Bay project may require the Company to raise additional capital through a combination of project debt and equity financings. The Company’s strategy is to use equity financing for exploration activities and to maximize project debt to build mining infrastructure until sufficient cash flow is generated from mining production.

Liabilities and Contingencies

The Company has the legal obligation to reclaim properties for which it holds water licenses and exploration and mining agreements. The Company has estimated these asset retirement obligations at June 30, 2006, in accordance with accounting guidelines described above, to be an aggregate of $22.7 million on an undiscounted basis. The properties for which these obligations have been estimated are the Con Mine in Yellowknife and the Hope Bay properties in Nunavut. The Company has established cash deposits as collateral for letters of credit pledged in favour of various governmental agencies and others under several water licenses and mineral exploration and mining agreements. The Company has also established two reclamation security trusts for the reclamation of the Con Mine. The Company has cash collateral deposits and reclamation security trusts totaling $15.1 million.

The reclamation security trusts for the Con Mine were established on December 31, 2004. The Company deposited $9 million of the $10 million proceeds from the sale of its Bluefish hydro electric facility into a reclamation security trust, in accordance with an agreement with DIAND. The remaining $1 million of the proceeds was deposited into a second reclamation security trust.

August 11, 2006                           13

MIRAMAR MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

The proceeds from any subsequent sale of Con Mine assets will also be deposited into this second reclamation security trust. The cost of reclamation was estimated by Golder and Associates and the Company on the basis of a draft remediation plan which had been submitted to the McKenzie Valley Water Board in February 2003. The final plan is currently under review by the Water Board. Based on comments received from the regulatory review process, the Company has estimated the impact of the required changes to the plan and recorded an appropriate increase to the liability for December 31, 2005. Any further changes upon receiving final approval of the plan could result in an increase to the estimated liability.

In 1995, the Company entered into a joint exploration transaction with an investor that resulted in the sale of an interest in the assets comprising the Con Mine. The transaction was based upon an independent valuation prepared for the Company. In 2000, Canada Revenue Agency (“CRA”) issued a re-assessment notice challenging the valuation that formed the basis for this transaction. The re-assessment does not give rise to any taxes payable by the Company. However, as part of the original transaction, the Company agreed to compensate the investor for any shortfall in the value of the assets transferred, to a maximum of $2.7 million plus accrued interest, (approximately $2.4 million at June 30, 2006), should a ruling denying the transfer of certain tax pools be made against the Company. In 2004, the Company received notification that CRA has re-confirmed the original re-assessment. As a result, the Company filed a notice of appeal in March 2005. In April 2006, the Company participated in the discovery process for this case conducted by the Tax Court of Canada. While management intends to strenuously defend the independent valuation, the outcome of this issue is not yet determinable. No provision for these costs has been recorded at June 30, 2006.

Contractual Obligations

The following table summarizes the contractual obligations as at January 1, 2006 of the Company for each of the five years commencing with 2006 and thereafter, in thousands of dollars.

	2006	2007	2008	2009	Thereafter
Oxygen plant	$822	$ 612	$ -	$ -	$ -
Office lease costs	306	316	316	316	1,110
Exploration equipment	293	30	-	-	-
Site reclamation(1)	6,240	3,059	-	-	15,635

(1) The Company is obligated to fund reclamation and closure costs for its mining and exploration operations as a condition of associated water licenses. However, the timing of the payments has not been determined with certainty and may change depending upon future events. The Company is in the process of finalizing its abandonment and restoration plan with regulatory

August 11, 2006                           14

MIRAMAR MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

agencies for the Con Mine which will establish the extent and timing of site closure reclamation activities. Reclamation of exploration sites will be deferred to the extent that the Company continues to be engaged in actively exploring them.

For additional information related to the Company’s obligations and commitments see note 16 in the annual consolidated financial statements.

Off Balance Sheet Arrangements

The Company does not have any off balance sheet arrangements other than the pension obligations which are described in note 13 of the annual consolidated financial statements.

OUTLOOK

The outlook for the Company is dependent on the successful exploration and development of the Hope Bay project. The Company controls 100% of the Hope Bay project, which has indicated resources totaling 3.4 million ounces of gold at a grade of 6.0 grams per tonne and an additional 5.4 million ounces of gold at a grade of 4.9 grams per tonne in the inferred category.

The Company plans to continue to work towards making a production decision on the Doris North project, including advancement of the permitting process. The Company is confident that it will be successful in addressing the concerns of the regulatory agencies and, if the permitting process is successfully completed, the Company will make a final decision on a commitment to the construction process. If the project is approved by the Company, production could commence during 2008. However, there can be no assurance that the permitting process will be completed as planned or that the Company will develop Doris North as anticipated.

As part of the Company’s development strategy for Hope Bay, programs have been completed in 2005 that were designed to facilitate delivery of studies which include alternative mining concepts which will assess the optimal mining and milling capacity for the next phase of development at Hope Bay. The two scenarios under consideration are: a) an underground focused option which has targeted production of approximately 350,000 ounces of gold annually, and b) the larger scale Large Pit Concept at Madrid with satellite underground deposits at Boston and Doris. These technical and economic studies area targeted to be completed by the end of 2006.

As a result of the termination of mining activities at Con and Giant mines, the Company does not expect to generate significant operating revenue in 2006. The Company anticipates that final approval for the Con Mine abandonment and restoration plan will be received in 2006 which will

August 11, 2006                           15

MIRAMAR MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

permit the Company to conduct final reclamation activities in subsequent periods. On June 30, 2005, the Company returned the Giant Mine property to DIAND in accordance with the terms of the acquisition agreement. The Company does not have any ongoing reclamation obligations for the Giant Mine.

RISKS AND UNCERTAINITIES

The Company will require additional capital to pursue its exploration and development work at Hope Bay. Given the nature of capital market demand for speculative investment opportunities, there is no assurance that additional financing will be available for the appropriate amounts and at the times required. The Company has developed a cash management plan that will enable it to invest on a priority basis in projects likely to generate favourable results in the near-to-medium term.

The impact of fluctuations in the price of gold is a risk to the Company’s ability to develop its properties as well as future profitability and cash flow. As the gold price is denominated in U.S. dollars, the Company is also at financial risk as the currency exchange rate between Canadian and U.S. dollars fluctuates. If the Canadian dollar strengthens against to the U.S. dollar, revenue from future gold sales, which is generated in U.S. dollars, would convert to fewer Canadian dollars available to pay for operating costs that are almost entirely incurred in Canadian dollars. Permitting mining projects such as the Doris North project requires the approval of regulatory agencies which are beyond the Company’s control. As a result, the receipt of approvals for the project and the timing of grants of necessary permits are inherently uncertain.

OUTSTANDING SHARE DATA

As at August 11, 2006, there were 213,350,758 common shares outstanding and there were an aggregate of 25,211,798 common shares reserved for issuance upon the exercise of incentive stock options granted to certain of the Company’s executive officers, directors and employees (6,649,578 common shares) and upon the exercise of previously issued share purchase warrants and brokers warrants (18,562,220 commons shares).

RELATED PARTIES

The Company owns 7.6% of Maximus Ventures Ltd (“Maximus”), a company related by virtue of common directors. The Company supplied services on a cost recovery basis to Maximus totalling $0.2 million during the six month period ended June 30, 2006 (2005 - $0.3 million). Transactions with related parties are recorded at their exchange amount which is the amount of consideration received as established and agreed to by the Company and Maximus.

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MIRAMAR MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD LOOKING STATEMENTS

Statements relating to exploration work at the Hope Bay project and the expected results of this work and strategies and plans for the development of the Hope Bay project, statements related to analyses of financial condition, future results of operations and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “satisfies,” “potential,” “goal,” “objective,” “prospective,” “strategy”, “target,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices and currency exchange rates; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations, risks and uncertainties described under “Risks and Uncertainties” and elsewhere in the Management’s Discussion and Analysis, and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2005 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

All resource estimates reported in this disclosure are calculated in accordance with the National Instrument 43-101 of the Canadian securities administrators and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, which permits U.S. mining companies in their SEC filings to disclose only those mineral deposits that qualify as proven or probable “reserves” because a determination has been made based on an appropriate feasibility study that the deposits could be economically and legally extracted or produced, and, accordingly, resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The term “resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission, and investors are cautioned not to assume that “resources” will be converted into “reserves” in the future.

August 11, 2006                           17

MIRAMAR MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

This disclosure uses the term “inferred resources”. While this term is recognized by Canadian securities regulations concerning disclosures by mining companies, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a high category. Under Canadian securities regulations, estimates of “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that part or all of an “inferred resource” exist or are economically or legally feasible.

Additional Information

Additional information regarding the Company is included in the Company’s Annual Information Form (“AIF”) and Annual Report on Form 40F, which are filed with the Canadian securities regulators and the SEC, respectively. A copy of the Company’s AIF is posted on the SEDAR website at www.sedar.com. A copy of the Form 40F can be obtained from the SEC website at www.sec.gov.

August 11, 2006                           18

Form 52-109F1 - Certification of Interim Filings

I, Anthony P. Walsh, President and Chief Executive Officer of Miramar Mining Corporation certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Miramar Mining Corporation (the issuer) for the period ending Jne 30, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement no misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4.	the issuers other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer and we have:
a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

b)

evaluated the effectiveness of the issuer's disclosures controls and procedures as of the end of the period covered by the interim filings and have caused the issuer to disclose in the interim MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such evaluation.

Date: August 11, 2006

Anthony P. Walsh

President and Chief Executive Officer

Form 52-109F1 - Certification of Interim Filings

I, Elaine Bennett, Vice-President and Controller of Miramar Mining Corporation certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Miramar Mining Corporation (the issuer) for the period ending Jne 30, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to b~ stated or that is necessary to make a statement no misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4.	the issuers other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer and we have:
a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

b.

evaluated the effectiveness of the issuer's disclosures controls and procedures as of the end of the period covered by the interim filings and have caused the issuer to disclose in the interim MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such evaluation.

Date: August 11,2006

Elaine Bennett

Vice -President and Controller